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                              October 22, 2020

       Evan Sotiriou
       Head of Portfolio Operations
       Healthcare Assurance Acquisition Corp.
       20 University Road
       Cambridge, MA 02138

                                                        Re: Healthcare
Assurance Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
28, 2020
                                                            CIK No. 0001824013

       Dear Mr. Sotiriou :

                                                        We have reviewed your
draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted September 28, 2020

       Alignment Shares, page 17

   1. Please include sample calculations for each bullet point on page 19, showing the number of shares into which
the alignment shares will convert based on a range of price thresholds and VWAP for the last
fiscal quarter of a hypothetical year. Please also clarify whether the alignment shares
would convert into more than 2,500 shares of Class A if, after the greater than $10 or $13
per share threshold is met, the price per share declines below these thresholds.
       Risk Factors
       We may issue additional shares of Class A common stock..., page 41

   2. In this risk factor you state, "We may also issue a substantial and potentially unlimited number of additional
shares of Class A common stock in accordance with the terms of the
 Evan Sotiriou
Healthcare Assurance Acquisition Corp.
October 22, 2020
Page 2
         alignment shares, as the alignment shares are not subject to a conversion limitation in the event of increases in the price of our Class A common stock. See Description of
         Securities   Alignment Shares.

         Please include a separately headed Risk Factor discussing the potential unlimited future dilution from these issuances.
       You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Todd K. Schiffman at 202-551-3491 or Pam Long at 202-551-3765 with any other questions.



FirstName LastNameEvan Sotiriou                     Sincerely,
Comapany NameHealthcare Assurance Acquisition Corp.
                                                    Division of Corporation
Finance
October 22, 2020 Page 2                             Office of Real Estate &
Construction
FirstName LastName